Sorrento Therapeutics, Inc.

4955 Directors Place

 San Diego, California 92121

August 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	Sasha Parikh
Daniel Gordon

Re:	Sorrento Therapeutics, Inc. Form 10-K for Fiscal Year Ended December 31, 2021 Filed March 11, 2022 Form 10-Q for Fiscal Quarter Ended March 31, 2022 Filed May 5, 2022 File No. 001-36150

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Henry Ji, Chairman of the Board, CEO and President of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”), in the comment letter dated July 25, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K (File No. 001-36150) for the fiscal year ended December 31, 2021 filed with the Commission on March 11, 2022 and the Company’s Quarterly Report on Form 10-Q (File No. 001-36150) for the fiscal quarter ended March 31, 2022 filed with the Commission on May 5, 2022.

Set forth below are the Staff’s comments (in bold italics) and the Company’s responses for each comment, organized as set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Comparison of the Years Ended December 31, 2021 and 2020, page 77

1.	Please quantify each of the factors you noted for the selling, general and administrative expenses line item that explains the increase and/or decrease from the current period to the respective prior period, as applicable. For example, you disclosed that selling, general and administrative expenses for your Sorrento Therapeutics segment increased as compared to the prior fiscal year and were primarily attributed to higher headcount, professional fees and stock-based compensation expense as compared to the same period of the prior year.

Please quantify each of the factors noted.

U.S. Securities and Exchange Commission

August 15, 2022

Sorrento’s response:

The Company respectfully acknowledges the Staff’s comment, advises the Staff that the Company will enhance its disclosure in future filings to quantify the noted factors and notes that it has included the following disclosures in the Management’s Discussion and Analysis section of the Company’s Form 10-Q for the quarter ended June 30, 2022 filed with the SEC on August 15, 2022 (the “Q2 2022 Form 10-Q”).

Selling, General and Administrative (“SG&A”) Expenses

The decrease in SG&A expenses in our Sorrento segment during the three months ended June 30, 2022 was attributed to lower professional fees, including a decrease in legal and consulting costs by approximately $6.4 million, and lower stock-based compensation expenses of $2.9 million. Personnel costs and infrastructure-related expenses increased by $2.1 million and $1.6 million, respectively, compared to the same period of the prior year.

The decrease in SG&A expenses in our Sorrento segment during the six months ended June 30, 2022 was attributed to lower professional fees, including a decrease in legal and consulting costs, by approximately $4.8 million, and lower stock-based compensation expenses of $5.7 million. Personnel costs and infrastructure-related expenses increased by $6.9 million and $1.1 million, respectively, compared to the same period of the prior year.

For the three and six months ended June 30, 2022, the increases in SG&A expenses in our Scilex segment were attributed to increases in personnel costs and professional fees compared to the same periods of the prior year.

2.	You disclosed that research and development expenses for your Sorrento Therapeutics segment increased by $96.3 million as compared to the prior fiscal year and were primarily driven by higher headcount and increased clinical development costs spent on advancing your various research and development programs. As research and development expenses constitute your most significant expense in the periods presented, please provide us proposed disclosure to be provided in future filings the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Sorrento’s response:

The Company respectfully acknowledges the Staff’s comment, advises the Staff that the Company will enhance the disclosure in its future filings to discuss in more detail the research and development expenses for each period presented and notes that it has included the following disclosures in the Management’s Discussion and Analysis section of the Q2 2022 Form 10-Q:

U.S. Securities and Exchange Commission

August 15, 2022

Results of Operations

Comparison of the three and six months ended June 30, 2022 and 2021

Research and Development (“R&D”) Expenses.

	Three Months Ended June 30,		Increase (decrease)
Dollars in thousands	2022	2021	$	%
Sorrento segment	$45,876	$52,088	$(6,212)	(12%)
Scilex segment	2,591	2,418	173	7%
Total research and development expenses	$48,467	$54,506	$(6,039)	(11%)

	Six Months Ended June 30,		Increase (decrease)
Dollars in thousands	2022	2021	$	%
Sorrento segment	$106,971	$93,203	$13,768	15%
Scilex segment	5,222	5,136	86	2%
Total research and development expenses	$112,193	$98,339	$13,854	14%

R&D expenses include expenses associated with isolating and advancing human antibody drug candidates derived from our libraries, as well as advancing our COVID-19, SP-102, SP-103, RTX, oncolytic virus, ADC and oncology programs. Such expenses consist primarily of salaries and personnel-related expenses, stock-based compensation expense, clinical development expenses, preclinical testing, lab supplies, consulting costs, depreciation and other expenses. We track external development costs by program; however, we do not allocate laboratory supplies, R&D materials, personnel costs, share-based payments, facilities costs or other internal costs to specific development programs.

The following table summarizes our research and development expenses for the three months ended June 30, 2022 and 2021:

	Three months ended June 30,		Increase (decrease)
Type of expense	2022	2021	$	%
Third party clinical and pre-clinical R&D expenses by program
Abivertinib	$2,169	$432	$1,737	402%
Resiniferatoxin (“RTX”)	612	2,006	(1,394)	-69%
COVID-19 therapies and diagnostics, excluding Abivertinib	4,715	10,170	(5,455)	-54%
Immuno-oncology and other programs	5,183	6,944	(1,761)	-25%
Total third party clinical and pre-clinical R&D expenses by program	12,679	19,552	(6,873)	-35%
Laboratory supplies and R&D materials expenses	2,751	6,964	(4,213)	-60%
Salary, consulting and other personnel costs	16,140	12,572	3,568	28%
Non-cash share-based compensation expenses	2,947	5,052	(2,105)	-42%
Facility, depreciation and other expenses	11,359	7,948	3,411	43%
Total research and development expenses - Sorrento segment	45,876	52,088	(6,212)	-12%
Total research and development expenses - Scilex segment	2,591	2,418	173	7%
Total research and development expenses	$48,467	$54,506	$(6,039)	-11%

U.S. Securities and Exchange Commission

August 15, 2022

The following table summarizes our research and development expenses for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,		Increase (decrease)
Type of expense	2022	2021	$	%
Third party clinical and pre-clinical R&D expenses by program
Abivertinib	$4,382	$432	$3,950	914%
Resiniferatoxin (“RTX”)	2,132	4,339	(2,207)	-51%
COVID-19 therapies and diagnostics, excluding Abivertinib	14,041	24,120	(10,079)	-42%
Immuno-oncology and other programs	14,575	12,096	2,479	20%
Total third party clinical and pre-clinical R&D expenses by program	35,130	40,987	(5,857)	-14%
Laboratory supplies and R&D materials expenses	12,280	10,001	2,279	23%
Salary, consulting and other personnel costs	30,821	18,892	11,929	63%
Non-cash share-based compensation expenses	6,136	7,886	(1,750)	-22%
Facility, depreciation and other expenses	22,604	15,437	7,167	46%
Total research and development expenses - Sorrento segment	106,971	93,203	13,768	15%
Total research and development expenses - Scilex segment	5,222	5,136	86	2%
Total research and development expenses	$112,193	$98,339	$13,854	14%

Third party clinical and pre-clinical R&D expenses for our Sorrento segment largely fluctuated as a result of the timing of clinical trial spend and the timing of our acquisition of ACEA Therapeutics, Inc. (“ACEA”) (Abivertinib), which occurred in June 2021. Salaries, personnel costs and facilities expenses increased as compared to the same periods in the prior year as we continue expanding our R&D personnel headcount and infrastructure to support our R&D programs.

Form 10-Q for the period ended March 31, 2022

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 25

3.	We noted that you did not state management's conclusion with regards to the effectiveness of your disclosure controls and procedures as of the end of March 31, 2022. As required by Item 307 of Regulation S-K, please disclose management's conclusion with regards to the effectiveness of your disclosure controls and procedures in future filings.

Sorrento’s response:

The Company respectfully advises the Staff that, as required by Item 307 of Regulation S-K, it will disclose management’s conclusion with regards to the effectiveness of the Company’s disclosure controls and procedures in future filings. The Company further advises the Staff that it has disclosed management’s conclusion with regards to the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2022 and as of June 30, 2022 in Part I, Item 4 of the Q2 2022 Form 10-Q.

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U.S. Securities and Exchange Commission

August 15, 2022

We appreciate the time that you have taken to review our public filings. Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Thank you for your assistance.

SORRENTO THERAPEUTICS, INC.

By:	/s/ Elizabeth Czerepak
Name:	Elizabeth Czerepak
Title:	Executive Vice President and Chief Financial Officer

cc:	Andy Kimball, Ernst & Young LLP
Jeffrey T. Hartlin, Paul Hastings LLP
Samantha H, Eldredge, Paul Hastings LLP